Exhibit 99.1

ECOPETROL

Third Party Independent Audit of

Estimated Future Reserves

\
Attributable to Certain Interests

in Colombia

SEC Parameters

As of

December 31, 2009

/s/ Herman G. Acuña
Herman G. Acuña, P.E.
TBPE License No. 92254
Managing Senior Vice President—International

[SEAL]

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580			FAX (713) 651-0849
1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

April 15, 2010

ECOPETROL
Calle 37 No. 8-43 Piso 12
Bogota, D.C., Colombia

Ladies and Gentlemen:

At your request, Ryder Scott Company has prepared an estimate of the proved reserves, future production and income attributable to certain properties of Ecopetrol, as of December 31, 2009.  The subject properties are located in the country of Colombia.

The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The conclusions of our third party study, completed on January 25, 2010, are discussed herein.

The conclusions discussed in this report, as of December 31, 2009, are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, the conclusions of our third party study may differ significantly from the discussion below.

Ecopetrol has opted to represent that Ryder Scott Company conducted these 3rd party independent estimations; accordingly, Ryder Scott Company has prepared this report for inclusion as an exhibit to the relevant registration statement or other Commission filings by Ecopetrol.

Scope of 3rd Party Independent Audit

At the request of Ecopetrol, Ryder Scott Company conducted an independent estimation of the reserves, future production and income associated with certain assets in which Ecopetrol owns an interest.  Ryder Scott Company was provided with both interpreted and uninterpreted data.  Based on this information, Ryder Scott Company conducted the necessary studies to estimate and audit the proved reserves to conform with our understanding of the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

During our investigations, no attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  Ecopetrol does not include fuel gas in their estimation of net reserves, therefore, our conclusion herein are exclusive of these volumes.

1200, 530 8TH AVENUE, S.W. CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Ecopetrol
April 15, 2010

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  However, most of the parameters that define the reserves of a reservoir cannot be measured directly, and must be estimated indirectly through geologic and reservoir engineering analysis and interpretations.  As a result, the estimates of oil and gas reserves have an  intrinsic uncertainty, Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The conclusion reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.  Furthermore, while we have only examined Ecopetrol’s properties located in Colombia, properties in different countries may be subjected to significantly varying contractual fiscal terms that may affect the net revenue to Ecopetrol from the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Ecopetrol the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information or our acceptance of Ecopetrol’s representations regarding such contractual information should be construed as a legal or accounting opinion on this matter.

Ryder Scott did not evaluate country and geopolitical risks in the countries where Ecopetrol operates or has interests.  Ecopetrol’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The conclusions presented herein were based upon a detailed study of the properties in which Ecopetrol owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

The properties reviewed by Ryder Scott Company are located in the country of Colombia and do not represent the entire asset portfolio from Ecopetrol.  Ecopetrol has indicated that the proved net reserves attributable to the properties that we reviewed account for 28 percent of their total proved net remaining hydrocarbon reserves.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

Ecopetrol
April 15, 2010

Data, Methods and Procedures

In performing our estimates, we have relied upon data furnished by Ecopetrol with respect to property interests owned, production and well tests from examined wells, historical costs of operation and development, product prices, geological structural and isochors maps, well logs, core analyses, and pressure measurements, etc.  In general, the reserve estimates for the properties that we reviewed are based on data available through December 31, 2009.

These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserve quantities.”

In general, the reserves included herein were estimated by performance method, volumetric or material balance methods; however, other methods were used in certain cases where characteristics of the data, in our opinion, indicated such other methods were more appropriate.

Our forecasts of future production rates are based on historical performance from wells now on production.  Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Ecopetrol  The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

Ecopetrol
April 15, 2010

Ecopetrol has informed us that the operating costs for the assets in this report are based on the operating expense reports of Ecopetrol and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the assets. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the assets.  Development costs were furnished to us by Ecopetrol and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage was significant.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Ecopetrol.

Summary of Ryder Scott Company Conclusions

In our opinion, Ecopetrol’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.

The overall proved reserves for the reviewed properties as estimated by Ecopetrol are, in the aggregate, reasonable within the established audit tolerance guidelines of equal or less than 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

Ecopetrol
April 15, 2010

We are independent petroleum engineers with respect to Ecopetrol  Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing this project, is included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use and sole benefit of Ecopetrol Company and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L. P.
TBPE Firm Registration No. F-1580

/s/ Herman G. Acuña

Herman G. Acuña, P.E.
TBPE License No. 92254
Managing Senior Vice President–International

[SEAL]

HGA/sm

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

Professional Qualifications
Herman G. Acuña

The conclusions presented in this report for Ecopetrol for properties located in Colombia are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Herman G. Acuña was the primary technical person responsible for overseeing the independent estimation of the reserves, future production and income to render the audit conclusions of the report.

Mr. Acuña, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon.  For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively.  He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills.  As part of his 2009 continuing education hours, Mr. Acuña attended over 34 hours of formalized training and conferences including 10 hours dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  In 2009, Mr. Acuña taught various company reserves evaluation schools in Argentina, Bolivia, China, Spain, U.S.A and Venezuela.  Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist a the 2008 Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina in 2006 and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E in 2006.

Based on his educational background, professional training and 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA).  The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K.  The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”.  The SEC Regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010.  Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).

Reserves are those estimated remaining quantities of petroleum which are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission.  The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves may be attributed to either conventional or unconventional petroleum accumulations.  Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.  Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits.  These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.
Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible.  Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results).  Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

[Remainder of this page is left blank intentionally.]

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE),
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.  Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;
(2)	wells which were shut-in for market conditions or pipeline connections; or
(3)	wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS